Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Earnings:
Pretax income	$74,963	74,045	$187,370	$256,652
Add fixed charges as adjusted (from below)	41,645	46,415	128,836	137,123
	$116,608	$120,460	$316,206	$393,775
Fixed charges:
Interest expense:
Corporate	$38,106	$41,565	$117,581	$122,621
Amortization of deferred financing costs	1,402	2,356	4,407	7,221
Portion of rent representative of interest	2,137	2,494	6,848	7,281
Fixed charges	$41,645	$46,415	$128,836	$137,123
Ratio (earnings divided by fixed charges)	2.80	2.60	2.45	2.87